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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

Celestica Inc.
(Name of Subject Company (Issuer) and Filing Person)

Various Classes of Options to Purchase Subordinate Voting Shares
Having an Exercise Price per Share of U.S.$30.00 (or Cdn. $40.00) or Greater
(Title of Class of Securities)

15101Q108
(CUSIP Number of Subordinate Voting Shares Underlying Options)

Kaye Scholer LLP
425 Park Avenue
New York, New York
Attention: Managing Attorney's Office
(212) 836-8000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

Copies to:

LYNN TOBY FISHER, ESQ. JOEL I. GREENBERG, ESQ. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000	I. BERL NADLER, ESQ. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario Canada M5X 1B1 (416) 863-0900

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
U.S.$6,962,264	U.S.$819.46
*
Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all options to purchase subordinate voting shares of Celestica Inc. issued pursuant to stock option plans outstanding on May 31, 2005, with an exercise price of U.S.$30.00 or greater, or Cdn.$40.00 or greater for Canadian dollar-denominated options, for a maximum aggregate purchase price of U.S.$6,962,264.00. The amount of the filing fee is calculated by multiplying the transaction value by 0.00011770.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet

        The information set forth under Summary Term Sheet in the Offer to Purchase Specified Options, dated June 13, 2005, and attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.    Subject Company Information

(a)    The name of the issuer is Celestica Inc., an Ontario corporation ("Celestica"), and the address of its principal executive office is 1150 Eglinton Avenue East, Toronto, Ontario, Canada M3C 1H7, and its telephone number is (416) 448-5800.

(b)    This Tender Offer Statement on Schedule TO relates to an offer by Celestica (the "Option Exchange Program") to its employees, for compensatory purposes, to purchase for cash, from eligible participants, all outstanding options with an exercise price of U.S.$30.00 or greater, or Cdn.$40.00 or greater for Canadian dollar-denominated options, to purchase Celestica's subordinate voting shares ("Options") issued under Celestica's Long-Term Incentive Plan, as amended, the Second Amended and Restated Non-Qualified Stock Option Plan, as amended, the 2000 Non-Qualified Stock Option Plan and the 2000 Equity Incentive Plan, as amended. We refer to these plans collectively as the "Plans." The Plans are considered employee benefit plans as defined in Rule 405 under the Securities Act of 1933. Members of Celestica's board of directors, its Chief Executive Officer, President and Chief Financial Officer, option holders who retire from Celestica or its subsidiaries on or before March 31, 2005 and employees who cease to be employed by Celestica or its subsidiaries prior to the date of the offer to purchase will not be eligible to participate in the Option Exchange Program.

The purchase price of U.S.$1.00 per Option (the "Option Purchase Price") is subject to reduction for any applicable taxes required to be withheld, upon the terms and subject to the conditions described in the Offer to Purchase Specified Options attached hereto as Exhibit (a)(1)(i) and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(iii) (we refer to the Letter of Transmittal and the Offer to Purchase Specified Options, as each may be amended from time to time, collectively as the "offer"). An option holder entitled to receive an aggregate Option Purchase Price of U.S.$10,000 or less will receive payment of the Option Purchase Price, less any applicable taxes, promptly following the expiration date of the offer. An option holder entitled to receive an aggregate Option Purchase Price of more than U.S.$10,000 will receive 50% of the Option Purchase Price payable, less any applicable taxes, promptly following the expiration date of the offer and the balance will be deferred for a period of three years. Celestica will pay interest on the deferred portion of the Option Purchase Price at an annual rate of 2.5%, compounded annually. Payment of the Option Purchase Price will be made in the applicable local currency for an Option holder's place of employment, calculated using the average nominal noon exchange rates of such currency at the Bank of Canada for the month of June 2005. Applicable taxes will also be withheld on the payment of the deferred portion of the Option Purchase Price and any payment of interest thereon. Any eligible option holder who ceases to be employed by Celestica or its subsidiaries during the three-year period, other than as a result of death, disability, retirement or termination without cause, will forfeit his or her right to receive the deferred portion of the Option Purchase Price and accrued interest.

The information set forth in the Offer to Purchase Specified Options under Section 1 (Eligible Options; Option Purchase Price; Expiration Date), Section 5 (Acceptance for Purchase of Options and Payment of Cash Amount) and Section 8 (Source and Amount of Funds) is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase Specified Options under Section 7 (Price Range of Subordinate Voting Shares) is incorporated herein by reference.

(d)    Not applicable.

(e)    Not applicable.

(f)    Not applicable.

Item 3.    Identity and Background of Filing Person

(a)    The filing person is the subject company in the offer. The information set forth under Item 2(a) above and set forth in the Offer to Purchase Specified Options under Section 10 (Interests of Officers; Transactions and Arrangements About the Options) and Schedule I thereto is incorporated herein by reference. The names and addresses of other control persons can be found in the Security Ownership of Certain Beneficial Owners table in the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 21, 2005, which is incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

(d)    Not applicable.

Item 4.    Terms of the Transaction

(a)    The information set forth in the Offer to Purchase Specified Options under Summary Term Sheet, Section 1 (Eligible Options; Option Purchase Price; Expiration Date), Section 3 (Procedures), Section 4 (Withdrawal Rights), Section 5 (Acceptance for Purchase of Options and Payment of Cash Amount), Section 6 (Conditions of the Offer), Section 8 (Source and Amount of Funds), Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer), Section 12 (Legal Matters; Regulatory Approvals), Section 13 (Material Income/Withholding Tax Consequences); Section 14 (Extension of Offer; Termination; Amendment); and Section 16 (Additional Information) of the Offer to Purchase Specified Options is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase Specified Options under Section 10 (Interests of Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable.

(f)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements

(a)    Not applicable.

(b)    Not applicable.

(c)    Not applicable.

(d)    Not applicable.

(e)    The information set forth in the Offer to Purchase Specified Options under Section 10 (Interests of Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(a)    The offer is being conducted for compensatory purposes as described in the Offer to Purchase Specified Options. The information set forth in the Offer to Purchase Specified Options under Section 2 (Purpose of the Offer) is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase Specified Options under Section 5 (Acceptance for Purchase of Options and Payment of Cash Amount) and Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer) is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase Specified Options under Section 2 (Purpose of the Offer) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

(a)    The information set forth in the Offer to Purchase Specified Options under Section 8 (Source and Amount of Funds) is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase Specified Options under Section 6 (Conditions of the Offer) is incorporated herein by reference.

(c)    Not applicable.

(d)    Not applicable.

Item 8.    Interest in Securities of the Subject Company

(a)    The information set forth in the Offer to Purchase Specified Options under Section 10 (Interests of Officers; Transactions and Arrangements About the Options) and Schedule I thereto is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase Specified Options under Section 10 (Interests of Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used

(a)    Not applicable.

(b)    Not applicable.

Item 10.    Financial Statements

(a)    Not applicable.

(b)    Not applicable.

(c)    Not applicable.

Item 11.    Additional Information

(a)    The information set forth in the Offer to Purchase Specified Options under Section 10 (Interests of Officers; Transactions and Arrangements About the Options) and Section 12 (Legal Matters; Regulatory Approvals) are incorporated herein by reference.

(b)    Not applicable.

Item 12.    Exhibits

(a)(1)(i)    Offer to Purchase Specified Options, dated June 13, 2005.

(a)(1)(ii)    Form of Cover Letter to Eligible Participants regarding the Offer to Purchase Specified Options.

(a)(1)(iii)    Offer to Purchase Specified Options for Cash — Procedures.

(a)(1)(iv)    Letter of Transmittal.

(a)(1)(v)    Notice of Election to Withdraw Options From Offer to Purchase Specified Options.

(a)(1)(vi)    Form of Letter/E-mail to Rejected Tendering Option Holders.

(a)(1)(vii)    Form of Schedule of Individual Outstanding Options.

(a)(1)(viii)    Form of Tender Offer Reminder.

(a)(2)    Not applicable.

(a)(3)    Not applicable.

(a)(4)    Not applicable.

(a)(5)    Not applicable.

(b)    Not applicable.

(c)    Not applicable.

(d)(1)    Celestica Inc. Long-Term Incentive Plan, as amended, incorporated by reference to Exhibit 4.1 of Celestica's Form S-8 filed with the SEC (file number 333-88210) on May 14, 2002.

(d)(2)    Second Amended and Restated Non-Qualified Stock Option Plan, as amended, incorporated by reference to Exhibit 4.1 of Celestica's Form S-8 filed with the SEC (file number 333-113591) on March 15, 2004.

(d)(3)    2000 Non-Qualified Stock Option Plan, incorporated by reference to Exhibit 4.3 of Celestica's Form S-8 filed with the SEC (file number 333-113591) on March 15, 2004.

(d)(4)    2000 Equity Incentive Plan, as amended, incorporated by reference to Exhibit 4.4 of Celestica's Form S-8 filed with the SEC (file number 333-113591) on March 15, 2004.

(e)    Not applicable.

(f)    Not applicable.

(g)    Not applicable.

(h)    Not applicable.

Item 13.    Information Required by Schedule 13E-3

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2005	CELESTICA INC.

	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase Specified Options, dated June 13, 2005.
(a)(1)(ii)	Form of Cover Letter to Eligible Participants regarding the Offer to Purchase Specified Options.
(a)(1)(iii)	Offer to Purchase Specified Options — Procedures
(a)(1)(iv)	Letter of Transmittal.
(a)(1)(v)	Notice of Election to Withdraw Options From Offer to Purchase Specified Options.
(a)(1)(vi)	Form of Letter/E-mail to Rejected Tendering Option Holders.
(a)(1)(vii)	Form of Schedule of Individual Outstanding Options.
(a)(1)(viii)	Form of Tender Offer Reminder.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Celestica Inc. Long-Term Incentive Plan, as amended, incorporated by reference to Exhibit 4.1 of Celestica's Form S-8 filed with the SEC (file number 333-8821) on May 14, 2002.
(d)(2)	Second Amended and Restated Non-Qualified Stock Option Plan, as amended, incorporated by reference to Exhibit 4.1 of Celestica's Form S-8 filed with the SEC (file number 333-113591) on March 15, 2004.
(d)(3)	2000 Non-Qualified Stock Option Plan, incorporated by reference to Exhibit 4.3 of Celestica's Form S-8 filed with the SEC (file number 333-113591) on March 15, 2004.
(d)(4)	2000 Equity Incentive Plan, as amended, incorporated by reference to Exhibit 4.4 of Celestica's Form S-8 filed with the SEC (file number 333-113591) on March 15, 2004.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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EXHIBIT INDEX